U. S. Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

Commission File No. 000-24379

ATLANTICA, INC.

(Exact name of Registrant as specified in its Charter)

Utah	43-0976473
(State or Other Jurisdiction of	(I.R.S. Employer I.D. No.)
incorporation or organization)

4685 S. Highland Drive, Suite #202

Salt Lake City, Utah 84117

(Address of Principal Executive Offices)

(801) 278-9424

(Registrant’s telephone number, including area code)

Atlantica, Inc.

4685 S. Highland Drive, Suite #202

Salt Lake City, Utah 84117

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF ATLANTICA, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO ATLANTICA, INC.

This Information Statement is being furnished to stockholders of record as of June 29, 2007 of the outstanding shares of common stock, $0.0001 par value per share (the “Common Stock”), of Atlantica, Inc., a Utah corporation (“Atlantica” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the election of persons designated by Mirabella Holdings, LLC (the “Purchaser”) to a majority of the seats on the Board of Directors of the Company (the “Board”). You are urged to read this Information Statement carefully. You are not, however, required to take any action.

Pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) entered into on June 29, 2007, among the Purchaser, Duane S. Jenson, Travis T. Jenson, Thomas J. Howells, Leonard W. Burningham (collectively with Duane S. Jenson, Travis T. Jenson and Thomas J. Howells, the “Sellers”), and Leonard W. Burningham, as the representative of the Sellers (the “Sellers’ Representative”), the Purchaser acquired from the Sellers a total of 1,966,872 shares of Atlantica’s Common Stock, representing 80% of Atlantica’s currently outstanding shares, for a purchase price of $525,000 in cash (the “Purchase Price”). Pursuant to an Escrow Agreement (the “Escrow Agreement”) entered into among the Purchaser, the Sellers’ Representative and the escrow agent thereunder, contemporaneously with the Stock Purchase Agreement, $75,000 of the Purchase Price was placed in escrow for a period of 12 months following the closing to fund any potential post-closing indemnification obligations of the Sellers to the Purchaser under the Stock Purchase Agreement. The Stock Purchase Agreement provides that, at the time of the closing, Atlantica had no assets, no liabilities and no active business or operations.

In addition, pursuant to a Share Escrow and Reset Agreement (the “Reset Agreement”) entered into among the Purchaser, the Sellers’ Representative, the Sellers, Atlantica and the escrow agent thereunder contemporaneously with the Stock Purchase Agreement, the Sellers placed in escrow an additional 423,928 shares of Atlantica’s Common Stock currently owned by them (the “Escrow Shares”), which represent all but 70 of the remaining shares of Atlantica’s Common Stock owned by the Sellers. Pursuant to the Reset Agreement, upon the acquisition by Atlantica, within five years following the closing under the Stock Purchase Agreement, of one or more companies having a combined enterprise value of at least $10 million (“Threshold Acquisitions”), the Escrow Shares will reset, at that time, to a number of newly-issued shares of Atlantica’s Common Stock that will represent (collectively with the 70 shares previously retained by the Sellers) 5% of Atlantica’s then fully-diluted Common Stock. In the event that Threshold Acquisitions do not occur within that five-year period, all of the Escrow Shares will be released to the Sellers without any reissuance or adjustment in their amount. The Stock Purchase Agreement, the Escrow Agreement and the Reset Agreement were filed as exhibits to our Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 3, 2007. The transaction closed on June 29, 2007.

Unless otherwise required by the context, the words “we” and “our” refer to the Company. Information contained in this Information Statement concerning the Purchaser and its affiliates has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

ATLANTICA STOCK OWNERSHIP

Stock Owned by Management

The following table shows the beneficial ownership of shares of our common stock as of June 29, 2007 by:

•	each of our directors;
•	each of our named executive officers; and
•	our current directors and executive officers as a group.

Directors and Named	Number of Shares	Percent of Shares
Executive Officers	of Common Stock	of Common Stock (1)
Alan D. Gordon
President and Chief Executive Officer(2)	1,966,872 (2)	80.0%
Shelley Goff
Director, Chief Financial Officer and Secretary	0	0.0%
Duane S. Jenson
Director	42,393	1.7%
Terry Jenson
Director	42,393 (3)	1.7% (3)

All current directors and executive officers
as a group (4 persons)	2,009,265	81.7%

(1)	For purposes of this calculation, as of June 29, 2007, the number of shares of Common Stock outstanding was 2,458,590.
(2)

Includes 1,966,872 shares owned by Mirabella Holdings, LLC, a Delaware limited liability company owned by the Alan D. Gordon GS Trust. Mr. Gordon is the trustee of the Alan D. Gordon GS Trust and in such capacity may be deemed to have voting and dispositive power over the shares owned by Mirabella Holdings, LLC.

(3)	Terry Jenson, a director, is the wife of Duane S. Jenson and therefore may be deemed to beneficially own the shares owned by Mr. Jenson.

Security Ownership of Certain Beneficial Owners

As of June 29, 2007, the following table shows the beneficial ownership of shares of our common stock by each person known by us to be the beneficial owner of more than five percent of the outstanding common stock.

Each person named in the table has sole voting and/or investment power with respect to all shares shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. As of June 29, 2007, we had 2,458,590 shares of Common Stock outstanding.

	Number of Shares	Percent of Shares
Name and Address of Beneficial Owner	of Common Stock	of Common Stock (1)
Mirabella Holdings, LLC	1,966,872	80.0% (1)
c/o Richland, Gordon & Company
9330 Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606
Thomas J. Howells	152,614	6.2%
9706 South Ruskin Circle
Sandy, Utah 84092
Travis T. Jenson	152,614	6.2%
9103 Jeremy Ranch Road
Park City, Utah 84098

(1) Mirabella Holdings, LLC is a Delaware limited liability company owned by the Alan D. Gordon GS Trust. Mr. Gordon is the trustee of the Alan D. Gordon GS Trust and in such capacity may be deemed to have voting and dispositive power over the shares owned by Mirabella Holdings, LLC.

BOARD OF DIRECTORS

General

The Common Stock is the only class of voting stock of the Company outstanding, and the holders of the Common Stock are entitled to one vote per share. As of June 29, 2007, there were 2,458,590 shares of Common Stock issued and outstanding. The Board currently consists of three members, and there are currently no vacancies. The size and composition of the Board are subject to certain contractual commitments set forth in the Stock Purchase Agreement and described below.

Right to Designate Directors

The Stock Purchase Agreement provides that, subject to compliance with applicable laws, the Purchaser shall be entitled to determine the size of the Board and designate such number of the directors as it shall determine, and that the Company shall, upon request of the Purchaser, promptly take all actions necessary to cause the Purchaser’s designees to be so elected, including, if necessary, amending the by-laws, increasing the number of directors on the Board and seeking the resignations of one or more existing directors.

INFORMATION CONCERNING THE PURCHASER’S NOMINEES TO THE BOARD

Purchaser has informed the Company that Purchaser will exercise its rights under the Stock Purchase Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Stock Purchase Agreement. The following table, prepared from information furnished to the Company by the Purchaser, sets forth, with respect to each individual who may be designated by Purchaser as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years. Purchaser has advised the Company that each of the persons who may be chosen by Purchaser to act as a director of the Company has consented to so act if designated by Purchaser as a director of the Company.

Name	Age	Present Principal Occupation and 5 Year Employment History
Alan D. Gordon	51	Mr. Gordon has served as the Chairman and Chief Executive Officer of Richland, Gordon & Company, a private investment firm, since 1983.
Frederick G. Pierce, II	52	Mr. Pierce has been a private investor in real estate and private equity for the past five years.
Richard F. Strup	54

Mr. Strup has served as the Executive Vice President, Corporate Strategy of Reyes Holdings since 2003 and from 1999 to 2003, he served as both the Managing Director of Miller International and as the Senior Vice President of Corporate Strategy for Miller Brewing Co.

The Purchaser has advised the Company that, to the best of its knowledge, none of the Purchaser’s designees to the Board has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (b) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (c) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (d) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. All of Purchaser’s designees are citizens of the United States, and none is related to any other nominee or to any executive officer of the Company.

The Purchaser has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company. The Purchaser has advised the Company that, to the best of its knowledge, none of its nominees or any of its affiliates (a) has a familial relationship with any directors or executive officers of the Company or (b) has been involved in any transactions with the Company or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Purchaser’s designees will assume office as promptly as practicable subject to compliance with applicable regulatory requirements, including the preparation, filing and distribution of this Information Statement, and that, upon assuming office, Purchaser’s designees will constitute at least a majority of the Board. All current directors of the Company are expected to resign, with the exception that Shelley Goff will continue as the Company’s Secretary and has been appointed as the Company’s Chief Financial Officer.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Directors

The names of the current officers and members of the Board and certain information about them are set forth below as of June 29, 2007:

Name	Age	Title
Alan D. Gordon	51	President and CEO
Shelley Goff	46	Director, CFO and Secretary
Duane S. Jenson	62	Director
Terry Jenson	57	Director

All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board. Terry Jenson is the wife of Duane S. Jenson. The Company has no employees who are not executive officers, but who are expected to make a significant contribution to the Company’s business. Set forth below is a brief description of the business experience of each of our directors.

Duane S. Jenson, director, is 62 years of age. Mr. Jenson received his B.S. and M.B.A. from the University of Utah and has been the owner and Chief Executive Officer of Jenson Services, Inc., a Utah corporation (“Jenson Services”), since its inception in 1981. Jenson Services is a financial consulting firm. From 1973 to 1981, Mr. Jenson was a construction contractor.

Terry Jenson, director, is 57 years of age. Ms. Jenson graduated Cum Laude from the University of Utah in 1976 with a B.S. in Nursing. From 1984 to 2000, Ms. Jenson was employed at Primary Children’s Medical Center as the Chief Flight Nurse and staff nurse for the Neonatal Life Flight unit. Since 2000, Ms. Jenson has been retired.

Shelley Goff, Chief Financial Officer, Secretary and director, is 46 years of age. Ms. Goff graduated from the University of Utah in 1992 with a B.S. in Finance. Ms. Goff has been the sole proprietor of The Financial Organizer since 1990, and prepares documents for filing with the Securities and Exchange Commission for public companies on EDGAR.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board and Committee Meetings; Attendance at 2006 Annual Meeting

During fiscal year 2006, the Board did not meet, and acted by consent in lieu of meeting on one occasions. The Company did not hold an annual meeting in 2006. We do not have a formal policy regarding attendance at duly called meetings of the Board.

Communications with the Board

At the present time, we do not have an established procedure by which stockholders can send communications to the Board because there are currently no material operations. However, stockholders can send communications to the Board through the Company office provided by Jenson Services, a Utah corporation owned by Duane Jenson, our former President and director. The address and phone number of the Company office are 4685 S. Highland Drive, Suite #202, Salt Lake City, Utah 84117 (801) 278-9424.

Organization of the Board and its Committees

There are no established committees because there are currently no material operations.

Audit Committee

There are no established committees because there are currently no material operations.

Audit Committee Financial Expert

The Company does not currently have a financial expert serving on an audit committee as one does not currently exist because there are currently no material operations.

Governance and Nominating Committee

There are no established committees because there are currently no material operations.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who beneficially own more than 10% of our common stock to file reports of ownership and transactions that result in changes in ownership of our equity securities on prescribed forms with the SEC, and to furnish us with copies of the forms. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations of our directors and executive officers, we do not believe there were any late filings during 2006.

Code of Ethics

The Company adopted a Code of Ethics that was filed as an exhibit 14 to our Annual Report for the year ended December 31, 2001.

DIRECTOR COMPENSATION

There are no standard arrangements pursuant to which our Company’s directors are compensated for any services provided as director. No additional amounts are payable to our Company’s directors for committee participation or special assignments.

SUMMARY COMPENSATION TABLE

The following table sets forth 2006 compensation information for (a) each individual who served as our principal executive officer during 2006 (b) each individual who served as our principal financial officer during 2006, (c) each of our two other executive officers who were serving as executive officers at December 31, 2006 and (d) two former executive officers who would have been among our three most highly compensated executive officers (other than the principal executive officer and the principal financial officer) at the end of 2006 but for the fact that these individuals were not serving as executive officers at year-end (collectively, our “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Current Executive Officers:
Alan D. Gordon	2006	$0	0	0	0	0	0
President and Chief Executive Officer
Shelley Goff	2006	0	0	0	0	0	0
Chief Financial Officer and Secretary
Former Executive Officers:
Duane S. Jenson	2006	0	0	0	0	0	0
Former President
Terry Jenson	2006	0	0	0	0	0	0
Former Vice President

No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to our Company’s management during the calendar year ended December 31, 2006. Further, no member of our Company’s management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Outstanding Equity Awards

None; not applicable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

There were no material transactions, or series of similar transactions, during our Company’s last fiscal year, or any currently proposed transactions, or series of similar transactions, to which our Company or any of our subsidiaries was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of the small business issuer’s total assets at year-end for the last three completed fiscal years and in which any director, executive officer or any security holder who is known to us to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Expenses incurred by the Company for legal and filing fees were paid out-of- pocket by a related party. On May 11, 1998, the shareholders of the Company completed a quasi-reorganization whereby the accumulated deficit of the Company was offset against paid-in capital to the extent possible. The quasi- reorganization has been reflected on a retroactive basis.

Expenses paid during the years ended December 31, 1999, 1998 and 1997 were paid by the Company’s President and were recorded as additional paid-in capital. Expenses during the years ended December 31, 2006, 2005, 2004, 2003, 2002, 2001 and 2000 were paid by certain related parties and recorded as loans from shareholders totaling $46,010 at December 31, 2006.

Transactions with Promoters and control persons

There were no material transactions, or series of similar transactions, during our Company’s last five fiscal years, or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder of ours or any member of the immediate family of any of the foregoing persons, had an interest.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.